DUNDEE CORPORATION

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
The Deputy Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers (Québec)
Saskatchewan Financial Services Commission, Securities Division

AND TO: ERNST & YOUNG LLP
PRICEWATERHOUSECOOPERS LLP

Dundee Corporation (the "**Corporation**") hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("**National Instrument 51-102**") as follows:

1. On March 1, 2007 (the "**Termination Date**"), the board of directors of the Corporation, by written resolution, decided not to propose Ernst & Young LLP for reappointment as auditor of the Corporation on the expiry of its term of office at the annual meeting of the shareholders of the Corporation to be held on June 20, 2007 (the "**Meeting**").

2. The Corporation proposes that PricewaterhouseCoopers LLP be appointed as auditor of the Corporation by the shareholders of the Corporation at the Meeting.

3. There were no reservations in the auditor's reports on the Corporation's financial statements for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the Termination Date.

4. The board of directors of the Corporation has considered and approved the proposal not to reappoint Ernst & Young LLP and has approved the proposal to appoint PricewaterhouseCoopers LLP as auditor of the Corporation.

5. In the opinion of the Corporation, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the Termination Date.

Dated at Toronto, Ontario this 8th day of March, 2007.

DUNDEE CORPORATION

Joanne Ferstman
Executive Vice President and
Chief Financial Officer

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
222 Bay Street, P.O. Box 251
Toronto, Ontario M5K 1J7

Phone: (416) 864-1234
Fax: (416) 864-1174

March 8, 2007

TO: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
The Deputy Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers (Québec)
Saskatchewan Financial Services Commission, Securities Division

Dear Sirs/Mesdames:

Re: Dundee Corporation

We have read the Notice of Change of Auditor dated March 8, 2007 from Dundee Corporation (the "Notice"), delivered to us pursuant to National Instrument 51-102 – Continuous Disclosure Obligations. We confirm our agreement with each statement contained in the Notice based on our knowledge of such information at this time.

Yours sincerely,

Ernst & Young LLP

ERNST & YOUNG LLP

c.c. Board of Directors – Dundee Corporation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

March 8, 2007

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
The Deputy of Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers (Québec)
Saskatchewan Financial Services Commission

Dear Sirs/Madam:

We have read the statements made by Dundee Corporation in the attached copy of Changes of Auditor Notice dated March 8, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated March 8, 2007 based on our knowledge of such information at this time.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

cc: Joanne Ferstman, Chief Financial Officer, Executive Vice-President and Secretary
Ross Pearman, Partner, Ernst & Young LLP